UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LodgeNet Interactive Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of class of securities)
540211-10-9
(CUSIP number)

Danny Fox
SG Hambro Trust Company (Channel Islands) Limited
St. Julian’s Avenue
St. Peter Port, Guernsey GY1 3ED

+44 1481 726 521

with a copy to:

Danielle D. Do, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
March 12, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 540211-10-9	13D	Page 2

1.	NAME OF REPORTING PERSON: Victorian Capital LP, Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,585,662 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,585,662 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,585,662 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		7.0% (see Item 5)
14.	TYPE OF REPORTING PERSON:		PN

CUSIP No. 540211-10-9	13D	Page 3

1.	NAME OF REPORTING PERSON: SGH V (GP) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,585,662 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,585,662 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,585,662 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		7.0% (see Item 5)
14.	TYPE OF REPORTING PERSON:		CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of LodgeNet Interactive Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3900 West Innovation Street, Sioux Falls, South Dakota 57107.

Item 2.	Identity and Background.

This Statement is filed by Victorian Capital LP, Incorporated (“Victorian Capital”) and SGH V (GP) Limited (“SGHV”). Each of the foregoing entities is sometimes referred to herein as a “Reporting Person” and they are sometimes referred to herein collectively as the “Reporting Persons.”

Victorian Capital is a Guernsey limited partnership registered with a corporate body. Its principal business is investments, including its investment in Interactive Hotel Services Limited (“IHSL”). The principal business and office address of Victorian Capital is P.O. Box 86, Hambro House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3ED.

SGHV is a Guernsey limited company. The principal business of SGHV is the provision of fiduciary services. SGHV is the sole general partner of Victorian Capital and, in such capacity, has the authority to exercise voting and dispositive power over the investments of Victorian Capital, including over the shares of Common Stock. The principal business and office address of SGHV is P.O. Box 86, Hambro House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3ED. The names, business addresses, present principal occupation or employment and citizenship of the directors and executive officers of SGHV are set forth in the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers of SGHV, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of Common Stock is the working capital of Victorian Capital. An aggregate of $973,829 was used to purchase the 1,585,662 shares of Common Stock beneficially owned by the Reporting Persons as of March 20, 2009 ($0.6141 average price per share).

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Item 4.	Purpose of Transaction.

Victorian Capital began purchasing shares of Common Stock on November 7, 2008. The shares of Common Stock were acquired for investment purposes.

Victorian Capital presently intends to purchase, depending on market prices, additional shares of Common Stock in the open market until the Reporting Persons beneficially own up to 9.9% of the total number shares of Common Stock outstanding. After reaching such level of ownership, Victorian Capital may purchase additional shares of Common Stock but has made no determination to do so.

Victorian Capital intends to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Victorian Capital, it may acquire additional shares of Common Stock or other Issuer securities and/or financial instruments, or dispose of all or part of the shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by Victorian Capital at any time without prior notice.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending on various factors, including its investment in IHSL and those referenced above. The Reporting Persons may in the future acquire additional Common Stock of the Issuer and/or financial instruments of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer.

Representatives of the Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Issuer regarding the Issuer's operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Persons, nor to their knowledge, any of the directors or executive officers of SGHV, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in the Securities of the Purchaser.

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of March 20, 2009, Victorian Capital was the direct beneficial owner of 1,585,662 shares of Common Stock, representing approximately 7.0% of the outstanding shares of Common Stock (based on 22,664,164 shares of Common Stock outstanding as of March 6, 2009, as reported in the Issuer’s

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Form 10-K for the fiscal ended December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009).

SGHV, as the sole general partner of Victorian Capital, has voting and dispositive power over the shares of Common Stock directly owned by Victorian Capital, and therefore may be deemed to beneficially own such shares. The filing of this Schedule 13D shall not be construed as an admission that SGHV is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the beneficial owner of shares covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that SGHV is the beneficial owner of any shares covered by this Schedule 13D for any other purpose than Section 13(d) of the Exchange Act.

As of the date hereof, the ultimate parent company of SGHV is Societe Generale, S.A. (“SG”), a company formed under the laws of France. The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the business operated by SGHV. SGHV is primarily engaged in the provision of fiduciary services. SGHV operates as an independent business entity from SG, including with respect to the investments held by Victorian Capital, including the shares covered by this Schedule 13D.

SG, for purposes of the federal securities laws, may be deemed ultimately to control SGHV. SG, its executive officers and directors, and its direct and indirect subsidiaries (other than the Reporting Persons), may beneficially own shares of Common Stock of the Issuer, and such shares are not reported on this statement. In accordance with SEC Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of shares covered by this Schedule 13D that may be deemed to be beneficially owned by SGHV and Victorian Capital. The Reporting Persons disclaim beneficial ownership of shares beneficially owned by SG and any of SG’s business units.

Except as disclosed in this Item 5(a) and (b), as of March 20, 2009, none of the Reporting Persons, nor, to the best of their knowledge, any of SGHV’s directors or executive officers, beneficially owns any shares of Common Stock or presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c) During the past 60 days, Victorian Capital effected transactions with respect to the Common Stock on such dates, in such amounts and at such per share prices (excluding brokerage fees) as follows:

Trade Date	Shares Bought	Price per Share

11 March 2009	250,000	$0.5996
12 March 2009	398,700	$0.5879
13 March 2009	73,676	$0.6000

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All such purchases were from JP Morgan Cazenove Limited. To the best knowledge of the Reporting Persons, none of SGHV’s directors or executive officers has effected any transaction in the Common Stock during the past 60 days.

(d) The partners of Victorian Capital have the right to receive proceeds from the sale of shares of Common Stock owned by Victorian Capital.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2 is hereby incorporated herein by reference. On March 10, 2009, Victorian Capital instructed JP Morgan Cazenove Limited to purchase, for Victorian Capital’s account, shares of Common Stock, depending on market prices, to bring its aggregate holdings of Common Stock up to not more than 9.9% of the outstanding issued and outstanding shares of Common Stock. Victorian Capital’s instructions expire on April 30, 2009, but may also be terminated anytime sooner.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

Victorian Capital LP, Incorporated

By: SGH V (GP) Limited

its General Partner

By:	/s/Nicholas Degnen
	Name:	Nicholas Degnen
	Title:	Director

SGH V (GP) Limited

By:	/s/Nicholas Degnen
	Name:	Nicholas Degnen
	Title:	Director

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Schedule A

Directors and Executive Officers of SGH V (GP) Limited

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of SGH V (GP) Limited are set forth below. The business address of each such director and executive officer is P.O. Box 86, Hambro House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3ED.

Name And Position	Principal Occupation or Employment	Citizenship
Christine Whitehorne Director	Director – Institutional Fiduciary Services	British
Nicholas Degnen Director	Director – Institutional Fiduciary Services	British
Marie-Louise Webb Director	Manager – Institutional Fiduciary Services	British
Graham Le Page Director	Manager – Institutional Fiduciary Services	British

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Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

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